Exhibit 6.10

2024 Offer Letter with Oleksiy Lyubynskyy

RENTBERRY INC.

January 1, 2024

Oleksiy Lyubynskyy

201 Spear Street, Suite

1100 San Francisco, CA 94105

RE: OFFER 0F EMPL0YMENT WITH RENTBERRY INC.

Dear Oleksiy Lyubynskyy:

Rentberry Inc., a Delaware corporation (the “Company”), is pleased to offer you the position of President on the terms set forth below.

As President, you will perform the duties customarily associated with this position in a start- up company. Your base salary will be one hundred and eighty-five thousand USD ($185,000) per year, subject to applicable payroll deductions and withholdings.

You will be eligible to receive all other benefits the Company may provide to its employees (e.g., health, vision and dental insurance coverage) if the Company elects to provide such benefits or will be reimbursed by the Company for expenses you incurred under your own health, vision and dental insurance plans. The Company may consider you for bonuses, although the amount of such bonuses, if any, and the criteria for determining the award of such bonuses, if any, shall be in the sole discretion of the Company. Of course, the Company reserves the right to modify your compensation and benefits from time to time, as it deems necessary.

By accepting this offer, you represent and warrant that your employment with the Company will not violate any agreements, obligations or understandings that you may have with any third party or prior employer. You agree not to make any unauthorized disclosure to the Company or use on behalf of the Company any confidential information belonging to any of your former employers (except in accordance with agreements between the Company and any such former employer). you also warrant that you do not possess any property containing a third party’s confidential and proprietary information. Of course, during your employment with the Company, you may make use of information generally known and used by persons with training and experience comparable to your own, and information which is common knowledge in the industry or is otherwise legally available in the public domain.

As required by immigration law, this offer of employment is subject to satisfactory proof of your right to work in the United States.

As a Company employee, you will be expected to abide by all Company policies and procedures, and sign and comply with the Company’s standard employee proprietary information and inventions agreement which prohibits unauthorized use or disclosure of Company confidential information or the confidential information of the Company’s clients.

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time and for any reason whatsoever, with or without cause or advance notice. This at-will employment relationship cannot be changed except by a writing authorized on behalf of an officer of the Company.

To ensure rapid and economical resolution of any disputes which may arise under this letter agreement, you agree that any and all disputes or controversies, whether of law or fact of any nature whatsoever (including, but not limited to, all state and federal statutory and discrimination claims, with the sole exception of those disputes which may arise from your proprietary information and inventions agreement) arising from or regarding the interpretation, performance, enforcement or breach of this letter agreement shall be resolved by final and binding arbitration under the Judicial Arbitration and Mediation Services (“ JAM S”) Rules of Practice and Procedure.

This letter agreement constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment, and it supersedes any other agreements or promises made to you by anyone, whether oral or written. This letter agreement shall be construed and interpreted in accordance with the laws of the State of California. If any provision of this agreement is held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this agreement shall not be affected thereby.

If you choose to accept our offer under the terms described above, please indicate your acceptance by signing below and returning it to me. The effective date of your employment will be January 1, 2019.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Very truly yours,

RENTBERRY INC.

/s/ Oleksiy Lyubynskyy

Accepted by:	/s/ Oleksiy Lyubynskyy
Oleksiy Lyubynskyy

Date: 1 January 2024